July 20, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: POTNETWORK HOLDINGS, INC.

Request for Withdrawal of Registration Statement on Form 10-12B (File No. 000-55969)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Potnetwork Holdings Inc. (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to withdraw the Company’s Registration Statement (File No. 000-55969) on Form 10-12G filed with the Commission on July 13, 2018 (the “Registration Statement”), together with all exhibits thereto, effective as of the date hereof or at the earliest practicable date hereafter.

The Company has been informed that its independent accountant is no longer certified with the PCAOB, and, therefore has decided to withdraw the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Jonathan Leinwand, Esq. at 954-903-7856.

Very Truly Yours,

/s/ Richard Goulding, MD

Richard Goulding, MD

CEO